1 Ecolab Place St. Paul MN 55102 USA

June 13, 2025

Mr. Michael Fay & Ms. Li Xiao

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ecolab Inc.
Form 10-K for fiscal year ended December 31, 2024
Filed on February 21, 2025
File No. 001-09328

Dear Mr. Michael Fay & Ms. Li Xiao:

This letter is written in response to the Staff’s comment letter dated May 30, 2025, on the Form 10-K of Ecolab Inc. (“the Company”, “we” or “our”) for the period ended December 31, 2024. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the fiscal year ended December 31, 2024

17. Revenues, page 90

1.	We have reviewed your response to comment 1 and have the following additional comments. Please provide us the full and complete 2024 Executive Committee review presentation used for evaluating the performance of operating segments.

Response

As described in our prior response letter, we previously provided the pages with revenue data that was disaggregated beyond a total company level. The remaining portions of the deck do not contain revenue data broken out at a level other than total consolidated sales with drivers of volume and pricing to understand non-GAAP organic sales in the quarter.  The Company has now provided the 2024 Executive Committee review presentation in its entirety as supplemental information pursuant to Rule 12b-4 of the Securities and Exchange Act of 1934 (“Rule 12b-4”), which we respectfully request be permanently deleted following the conclusion of this review process.

ecolab.com

Ecolab | Page 2

2.	Please provide us a further break-out of revenue between (i) product revenue, (ii) sold equipment revenue, (iii) service revenue, and (iv) lease equipment revenue, for each of the Water, Food & Beverage, and Paper operating segments, for the Form 10-K periods presented.

Response

The Company has provided a further breakout of revenue between (i) product revenue, (ii) sold equipment revenue, (iii) service revenue, and (iv) lease equipment revenue, for each of the Water, Food & Beverage, and Paper operating segments, for the Form 10-K periods presented as supplemental information pursuant to Rule 12b-4, which we respectfully request be permanently deleted following the conclusion of this review process. The data shows that the primary revenues for each operating segment are product sales, which consist of approximately 80% or more of total sales for each operating segment, followed by service sales, then equipment sales and lease sales. Therefore, in our judgment, there are no significant or meaningful delineations across the operating segments to provide to users of our financial statements. Further, the proportion of sales in each category for each individual operating segment is materially consistent with the proportion of total Global Industrial sales in each category and each operating segment’s trends by category are materially consistent with the reportable segment’s trends by category. Accordingly, we have concluded that this data indicates consistency across the operating segments and thus, in our judgment, we concluded that this more detailed breakout would not provide material information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, considering the guidance in ASC 606-10-50-5 and 55-89.

3.	Please provide us revenue by geographic region for each of the Water, Food & Beverage, and Paper operating segments, for the Form 10-K periods presented.

Response

The Company has provided a further breakout of revenue by geographic region for each of the Water, Food & Beverage, and Paper operating segments, for the Form 10-K periods presented as supplemental information pursuant to Rule 12b-4, which we respectfully request be permanently deleted following the conclusion of this review process. The data shows that the majority of revenues for each operating segment are generated in the US, with Europe being the second largest geographic region for each of the operating segments. The proportion of sales in each geographic market for each individual operating segment is materially consistent with the proportion of total Global Industrial sales in each geographic market. While there are small amounts of variability in the proportion of sales in each market (for instance, our Food & Beverage operating segment has a larger proportion of its sales in Europe than the Water and Paper operating segments), each operating segment’s trends by market are materially consistent with the reportable segment’s trends by market that is already disclosed. Given that, in our judgment the proportion of sales within each market by operating segment is consistent with the proportion of sales in each market in totality, we concluded that further breakout would not provide material information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors considering the guidance in ASC 606-10-55-89 through 91.

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4.	Separately for each of the Water, Food & Beverage, and Paper operating segments, please provide us the following information:

•	The amount of revenue attributable to the operating segment's largest customer for 2024;
•	For each of the three customers, identify and describe to us any multi-year agreement provisions related to their contracts;
•	For each of the three customers, identify and describe to us the pricing mechanisms contained in their contracts; and
•	For each of the three customers, the stand-alone selling price for the product or service that contributed the largest amount of revenue for 2024, the amount of such 2024 revenue, and a description of the product or service.

Response

The Company employs a consistent approach to contracting with customers across the operating segments included within its Global Industrial reportable segment and many customers have contracts with the Company that span more than one operating segment to provide our products and services. At its core, our business is relatively simple – we sell chemistry to our customers, along with selling or leasing some equipment to dispense the chemistry and providing relevant support services. Our offerings within Global Industrial are primarily sold directly to customers by our corporate account and field sales employees. The customers within our Global Industrial reportable segment are primarily industrial companies and the differentiation within the product and service offerings we have across our operating segments primarily relates to the area within a given Industrial customer’s processes the products are used in. Accordingly, while some products are used in different areas of the industrial plant for a given customer, our product and service offerings are generally consistent across the different operating segments within Global Industrial, which provides for a high degree of consistency amongst the Global Industrial operating segments as it relates to how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors (ASC 606-10-55-89).

As it relates to the Company’s contracts with its customers, each of our operating segments in the Global Industrial reportable segment includes both large and smaller customers. For large, global and regional customers, multi-year master supply agreements are typically executed, providing the Company with sole source or preferred vendor status across multiple customer locations. For smaller customers, a commercial supply agreement, which may be less complex and renewed annually, is typically used. Customers then subsequently issue purchase orders to purchase specific quantities of a given product.

The Company has provided a summary of key commercial terms included in customer contracts as well as key contract provisions related to the largest customers in each of the Water, Food & Beverage and Paper operating segments as supplemental information pursuant to Rule 12b-4, which we respectfully request be permanently deleted following the conclusion of this review process. The data shows the consistency in the structure of key commercial terms across the Industrial operating segments as outlined above.

Ecolab | Page 4

The Company has also specifically considered our customer contracts with respect to the example categories of potential disaggregation of revenue within ASC 606-10-55-91 as follows:

a.	Type of good or service – The majority of the Company’s sales consist of product sales (primarily of chemicals), lending itself to a high degree of consistency in product and service offerings across the operating segments within Global Industrial.
b.	Geographical region – The Company currently provides a disaggregation of revenue by geographic market and reportable segment. As discussed previously, the proportion of sales within each geographic market for each individual operating segment is materially consistent with the proportion of total Global Industrial sales in each category.
c.	Market or type of customer – Each of the Company’s operating segments is comprised of both large and small customers and our contracts with such customers follows the information described above. While our Global Industrial customers operate within different sub-sectors of the market, demand for our products and services is highly influenced by industrial production rates and thus our operating segments are generally impacted by broader macroeconomic conditions in a similar manner.
d.	Type of contract – While our customer contracts may have different pricing arrangements, the overall economics of the customer arrangements that aggregate into a given reportable segment are similar. The timing of transfer within the operating segments of our Global Industrial reportable segment are similar for the same types of products regardless of the pricing arrangement included in the customer contract (i.e., leased equipment and services are recognized over time while shipments of product are recognized at a point in time). The differences in pricing arrangements across our customers are similar at both the operating and reportable segment level, demonstrating the consistency in economics between the two levels.
e.	Contract duration – Each of our operating segments have contracts that are both shorter and longer in duration resulting in consistent impacts across the operating segments within Global Industrial. There are no substantial differences in the nature, amount, timing and uncertainty of revenue and cash flows as it relates to our contracts that are shorter vs longer term in nature.
f.	Timing of transfer of goods or services – The Company currently provides a disaggregation of revenue by timing of transfer of goods and services and reportable segment. As discussed previously, the proportion of sales within each category for each individual operating segment is materially consistent with the proportion of total Global Industrial sales in each category.
g.	Sales channels – Each of the operating segments within Global Industrial primarily use direct distribution channels with customers and accordingly, have similar economic impacts.

The customer contract is the basis for revenue recognition, and consistent structure in commercial terms drives consistent revenue recognition practices. As noted above, sales from more than one operating segment can be governed by the same contract with customers, as evidenced in the data provided. For these reasons, it has been concluded that disaggregating revenue by operating segment would not provide relevant or useful information on the nature, amount, timing and uncertainty of revenue and cash flows beyond what is already disclosed by reportable segment and geographic region in accordance with ASC 606-10-50-5 and 55-89 through 91.

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***

On behalf of the Company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Scott D. Kirkland
Scott D. Kirkland
Chief Financial Officer